UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:       Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.



1(a)   Name of Issuer                                (b)  IRS Ident. No.                       (c)  S.E.C. File No.
       WorldTeq Group International, Inc.                 03-7392107

(d)    Address of Issuer                                                                       (e)  Telephone
       30 West Gude Drive, Suite 470                       Rockville, MD   20850                    240-403-2000

       (Street)                                            (City)  (State)(Zip Code)               (Area Code) (Number)

2(a)   Name of Person For Whose Account the          (b)   IRS Ident. No.                      (c)  Relationship to Issuer
       Securities are to be Sold

       Bruce Bertman                                       508625076                                Affiliate

(d)    Address
       10101 Johns Drive                                   Damascus, MD 20872

       (Street)                                            (City)  (State)(Zip Code)



INSTRUCTION:        The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number



----------------- ------------------- -------------- --------------- ---------------  ---------------  -------------- --------------
       3(a)               (b)            SEC USE           (c)             (d)             (e)               (f)            (g)
   Title of the    Name and Address       ONLY          Number of       Aggregate       Number of        Approximate    Name of Each
     Class of       of Each Broker    Broker-Dealer  Shares or Other   Market Value   Shares or Other    Date of Sale    Securities
  Securities to    Through Whom the    File Number     Units to be     (See Instr.         Units          (Mo/Day/Yr)     Exchange
     be Sold       Securities Are to                        Sold          3(d))         Outstanding       (See Instr.    (See Instr.
                          be                          (See Instr.                        (See Instr.            3(f))       3(g))
                    Offered or Each                   3(c))                               3(e))
                   Market Maker Who
                   is Acquiring the
                      Securities
----------------  ------------------ --------------  --------------- --------------  ----------------  --------------- -------------
----------------  ------------------ --------------  --------------- --------------  ----------------  --------------- -------------
  Common Shares      Ameritrade, Inc.                    335,000        $46,900         33,561,746         3/10/04         OTCBB
                     PO Box 2229,
                     Omaha, NE
                     68103-2229
---------------- ------------------- --------------  --------------- --------------  ----------------  --------------- -------------


INSTRUCTIONS:


1.  (a)  Name of issuer
    (b)  Issuer's I.R.S. Identification Number
    (c)  Issuer's S.E.C. file number, if any
    (d)  Issuer's address, including zip code
    (e)  Issuer's telephone number, including area code
2.  (a)  Name of person for whose account the securities are to be sold
    (b)  Such person's I.R.S. Identification number, if such person is an entity
    (c) Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing)
    (d)  Such person's address, including zip code
3.  (a)  Title of the class of securities to be sold
    (b) Name and Address of each broker through whom the securities are intended to be sold
    (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
    (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
    (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
    (f)  Approximate date on which the securities are to be sold
    (g) Name of each securities exchange, if any, on which the securities are intended to be sold


------------------------------------------------------------------------------------------------------------------------------------
                                                        TABLE I - SECURITIES TO BE SOLD
                         Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
---------------------------------------------------------------------------------------------------------------------------------
-------------------    ---------------   --------------   ---------------   -----------  ----------    -------------

Title of the Class      Date You          Nature of        Name of Person   Amount of     Date of      Nature of
                        Acquired          Acquisition      from             Securities    Payment      Payment
                                          Transaction      Whom Acquired    Acquired
                                                           (if gift, also
                                                            give
                                                            date donor
                                                            acquired)
-------------------  -----------------  ----------------  ----------------  -----------  -----------   -------------
-------------------  -----------------  ----------------  ----------------  -----------  -----------   -------------
      Common            12/19/01         Shares issued         Issuer         1,000,000    12/19/01      Cash
                                         pursuant to a
                                         Conversion of
                                         Debt to Equity
-------------------  -----------------  ----------------  ----------------  -----------  -----------   -------------



INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.


------------------------------------------------------------------------------------------------------------------------------------
                                              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
                                   Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
------------------------------------------------------------------------------------------------------------------------------------
---------------------------- -------------------------- --------------------   ---------------------------   -----------------------
 Name and Address of Seller   Title of Securities Sold    Date of Sale          Amount of Securities Sold     Gross Proceeds
---------------------------- --------------------------  -------------------   ---------------------------   -----------------------
---------------------------- --------------------------  -------------------   ---------------------------   -----------------------
           N/A                           N/A                    N/A                          N/A                      N/A
---------------------------- --------------------------  -------------------   ---------------------------   -----------------------



REMARKS:


INSTRUCTIONS:                                                        ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144.         The person for whose account the securities to which this
Information is to be given not only as to the person for whose       notice relates are to be sold hereby represents by signing this
account the securities are to be sold but also as to all other       notice that he does not know any material adverse information persons included in that definition. In addition, information shall  in regard to the current and prospective operations of the
be given as to sales by all persons whose sales are required by      issuer of the securities to be sold which has not been publicly
paragraph (e) of Rule 144 to be aggregated with sales for the        disclosed.
account of the person filing this notice.

                           3/10/2004                                   /s/ Bruce Bertman, by Gary Weltmann as attorney-in-fact
                           DATE OF NOTICE                                                (SIGNATURE)


 The notice shall be signed by the persons for whose account the securities are to be sold.
           At least one copy of the notice shall be manually signed.
     Any copies not manually signed shall bear typed or printed signatures.


                              ATTENTION:
       Intentional misstatements or omission of facts constitute
           Federal Criminal Violations (See 18 U.S.C. 1001)